Nasdaq: MKTW

MarketWatch.com

Annual Report 2002


03057459

UNCORKING PROFIT

A MILESTONE IN YEAR FIVE

What a year 2002 was



CEO Larry Kramer recalls highlights of a challenging but successful year with the company's first quarterly profit and exciting new directions.






Award-winning journalism

Four MarketWatch.com reporters won honors for outstanding work. Another prize cited the work of the whole news team on a special project.

New strategies



President and COO Kathy Yates leads initiatives to bring in additional revenue streams and explore new outlets for MarketWatch.com's unique offerings.

Year 5: Uncorking profit

Fifth anniversary brings quarterly milestone

MarketWatch.com turned crisis into opportunity in 2002.

With the investing world focused on the meltdowns of WorldCom, Enron and Tyco, the company's Web sites, CBS.MarketWatch.com and BigCharts.com, kept a real-time news spotlight on the changing world of regulation and corporate governance and recorded a 14 percent gain in reader traffic to 3.2 billion page views for the year.

At the same time, MarketWatch.com itself maintained a tight leash on costs and added a new revenue stream with the launch of its subscription business. The result, helped by a 19 percent sequential gain in online advertising in the fourth quarter, was the company's first profitable quarter and its first full year of positive cash flow, all coming as it celebrated its fifth anniversary in October.

"There were a lot of moving parts, but they came together," said Larry Kramer, chairman and chief executive officer. "The important thing for this company was to build a foundation upon which to become a profitable venture, and we've done that."



Chief Financial Officer Joan Platt oversaw the company's first profitable quarter.


MarketWatch.com, Inc.
2002 Daily Closing Stock Price
$5
$4
$3
J F M A M J J A S O N D
Source: BigCharts.com

MarketWatch.com reported net income of $854,000, or 5 cents a share, in the fourth quarter, on revenue of $11.7 million. In the fourth quarter of 2001, it had a loss of $20.8 million, or a loss of $1.25 a share, on revenue of $11.6 million.

The gains were underscored by the addition of a third revenue stream to MarketWatch.com's established mix of advertising revenue and licensing revenue: subscription sales. The company acquired the Hulbert Financial Digest in April 2002, and with it Mark Hulbert, considered one of the foremost researchers and performance trackers of the investment newsletter industry.

The addition of the newsletter research set the stage for MarketWatch.com to enter the subscription business in many ways, including launching new newsletters and selling Hulbert's data to readers.

Full-year online advertising revenue fell to $16 million from $18 million, reflecting continued weakness in the advertising industry, particularly in the first quarter. Licensing revenue finished the year at $24.6 million, down slightly from the previous year, as several new media clients and a push to sell the company's news into the institutional market helped offset business lost when the financial services industry cut back on costs.

Chief Financial Officer Joan Platt said the fourth-quarter profit capped a pivotal year for MarketWatch.com as it evolves into a more mature media company.

"It was a good year for the company because we added a third revenue stream – subscriptions – and advertising started to come back," Platt said. "We were able to become profitable by the fourth quarter and significantly increase our cash flow while continuing to invest in our diversified revenue streams: advertising, licensing and subscriptions."

MarketWatch.com benefited from a busy news year in financial services, topped by the corporate scandals and investigations of Wall Street corruption. The total of page views and licensing content impressions rose to 6.3 billion in 2002 from 5.5 billion in 2001. In the fourth quarter, the destination sites averaged 10.7 million monthly unique users, according to digiMine, the company's third-party traffic researcher.

Four journalists were honored with industry awards for their work, and Media Magazine put the company atop its list of the best online publishers.

The company's national television show, "CBS MarketWatch Weekend," finished the year reaching 85 percent of designated market areas, and the MarketWatch.com Radio Network provided coverage to 228 stations in 133 broadcasting markets, including all of the top 50.

Cost cutting played a major role in helping the company reach a profit, as operating expenses fell to $38.5 million for the year from $103.8 million in 2001. Headcount rose to 211 at the end of the year from 207 the year before, due to five new employees who came over as part of the Hulbert acquisition.

Platt also noted that without noncash, in-kind advertising expenses associated with the company's relationship with CBS, a unit of Viacom, Inc., MarketWatch.com would have reported a profit for the entire year of 2002 of approximately $200,000.

Stockholder information

Legal Counsel
Morrison & Foerster LLP
425 Market Street
San Francisco, Calif. 94105

Independent Accountants
PricewaterhouseCoopers LLP
333 Market Street
San Francisco, Calif. 94105

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, N.J. 07660

Office Locations
San Francisco, New York, Los Angeles, Boston, London, Annandale, Va., Minneapolis, Washington, Chicago, Dallas, Tokyo

Form 10-K
Stockholders of record will receive a copy of MarketWatch.com's 2002 Form 10-K, filed with the Securities and Exchange Commission, which contains additional information relating to the company, along with the Proxy Statement prepared in connection with the 2003 Annual Meeting. Additionally, a copy of the 2002 Form 10-K is available without charge.

Investor Relations
MarketWatch.com, Inc.
825 Battery Street
San Francisco, Calif. 94111
415-733-0500
investor_relations@marketwatch.com

Exchange
MarketWatch.com, Inc. is traded on the Nasdaq/National Market System under the symbol "MKTW."

This Annual Report contains forward-looking statements that involve risks and uncertainties, including statements about the company's expansion of, and the market potential for, the subscription business and the licensing business targeting institutional markets, as well as the rebound of the advertising market. Actual results may differ materially from those anticipated in these forward-looking statements. Potential risk factors which could affect our business and financial results are discussed in our Form 10-K for the year ended December 31, 2002, as well as the other reports we filed with the SEC. We caution investors that our business and financial performance are subject to substantial risks and uncertainties.

The year we turned the corner

Value to users keeps us strong despite economy

MarketWatch.com celebrated its fifth anniversary during 2002, and it was a year of significant milestones. We reported our first profit in the fourth quarter and our first positive cash flow on an annual basis, increasing our cash balances by $5.7 million during the year. In addition, we further diversified our revenue streams, introducing our first subscription product, the Hulbert Financial Digest.

And it was quite a ride. We started the year with our worst advertising quarter in three years as we watched the financial services industry implode while stocks dropped in value along with trading volume.

But through it all, MarketWatch.com proved its importance to the millions of users of our free Web sites, the hundreds of thousands of viewers of our television show and the millions of listeners to our radio network. Despite the challenging environment, all three distribution channels experienced audience growth as investors turned to us for reliable financial news and business information.

By the fourth quarter of 2002, more than 10.7 million users on average were coming to our Web sites each month, a 16 percent increase over the fourth quarter of 2001. They viewed 832 million pages in that last quarter of 2002, up from 739 million a year earlier. And those users came more often (29 percent more visits) and stayed longer (55 percent more time) than a year earlier, according to Nielsen//NetRatings.



In all four quarters we showed substantial year-over-year improvement on the bottom line, ultimately achieving profitability in the fourth quarter.

– Chairman and Chief Executive Officer Larry Kramer

Our licensing business responded to the challenging year by replacing millions of dollars in business lost from failed or battered dot-com companies and weakness in the financial industry.

While annual revenues were down a bit from 2001, we saw things turn around after the first quarter, and our last three quarters showed revenue growth over the prior year. Most importantly, in all four quarters we showed substantial year-over-year improvement on the bottom line, ultimately achieving profitability in the fourth quarter.

We continued to manage our costs tightly while waiting for the economy to turn around. Despite the weak economy, we were able to invest in developing new advertising and licensing products and to acquire the Hulbert Financial Digest.

There were several highlights worth noting in 2002:

Reader's Choice Awards: In March, the company's BigCharts investment research Web site received two 2001 Reader's Choice Awards from Stocks & Commodities Magazine, taking first place for Internet Analytical Platforms and Technical Analysis Web Sites.

Hulbert acquisition: In April, we acquired the Hulbert Financial Digest, one of the most respected publications devoted to tracking and analyzing investment newsletters. It became MarketWatch.com's first fully owned subscription content offering. Over the second half of the year, we succeeded in growing the Hulbert subscription base by more than 20 percent.

At-Work Brand Network: In June, MarketWatch.com announced the formation of the At-Work Brand Network, an online advertising sales consortium joining us with four of the nation's other best-known online publishers: NYTimes.com, CNET Networks, weather.com and USATODAY.com.

The consortium used its quality reach and frequency opportunity across these major sites to offer workday-based campaigns. AT&T Wireless and General Electric were the first two customers.

Institutional news: In September, MarketWatch.com announced the launch of an institutional market news feed, offering our content over systems including LexisNexis Information Services, NewsWare and Track Data.

New products: During the year, the company launched new products for licensing customers, including e-mail alerts, interactive company and economic calendars, and U.S. Treasury yield curves.

News: Throughout the year, the news division proved its value to its readers by launching new features. Our special Capitalism's Crossroads report focused on American business three years into the worst bear market since the Great Depression. The Scandal Sheet was launched to provide readers with an ongoing update of the progress of investigations into the many corporate scandals. A special Auto Industry in Focus report offered a comprehensive overview of the state of the automobile industry and the opportunities for investors in automobile-company stocks.

Radio: By the end of the year, our MarketWatch.com Radio Network was up to its all-time high of 228 stations in 133 markets (up from 208 stations a year ago), including all of the top 50 markets.

Television: Our syndicated television show finished the year reaching 85 percent of the United States, and in the fourth quarter we saw the prices of advertising spots on the show going up for the first time in two years.

We continue to work toward growing our revenue internally and through acquisitions. And we continue to grow our editorial, advertising and technology products to meet the changing demands of our audience.

Our entire management team would like to say thank you to all of you for your support throughout the year.

Best,

Ready for a change in the weather

The advertising climate in 2002 was like a typical San Francisco summer day: Sunny and bright one minute; cold, foggy and gloomy the next.

But a three-pronged focus on business content, innovative advertising solutions and the value of MarketWatch.com's highly desirable online audience helped the advertising sales team generate revenue from new and existing clients in target industries such as automotive, airline and financial.

"Throw in a bear market, an ad recession, a depressed financial sector, a medium still being defined, and you had our world last year," said Scot McLernon, executive vice president of sales and marketing. "But we see some outlying optimism that the clouds are finally parting."

Indeed, MarketWatch.com reported $4.6 million in advertising revenue in the fourth quarter 2002, a 19 percent increase from the previous quarter and a slight increase over the same period in 2001. Total advertising was more than $16 million for the year.

Another sunny spot for advertising during 2002 was the announcement in June of the At-Work Brand Network, an online advertising sales consortium that includes five of the nation's best-known online publishers (see story below). Advertisers capitalized on the quality reach and frequency opportunity across these sites, tapping into the most sophisticated readers during the workday.

MarketWatch.com had few fair-weather friends in 2002, instead maintaining its advertising relationships with numerous financial services clients while diversifying its base of online advertisers with non-financial clients such as Sprint, Absolut Vodka, Starbucks and Acura.

McLernon said many advertising partners gave signs in 2002 that they were sensing a thaw. "Each one believes in the medium," he said, and part of a successful partnership is finding innovative ways to meet every obstacle and find new opportunities.

"Our content is recognized as first-class; our demographic recognized as one of the best," he said. "And our introductory messages were highlighted at a national summit session as being worthy of the industry standard. In fact, the brands even called for it."

MarketWatch.com's accomplishments garnered more than praise. The work of the company's advertising team in 2002 resulted — for the second year in a row — in the company being recognized as an industry leader in the online advertising space.

Media Magazine put MarketWatch.com at the top of its list of the best online publishers. Heading up the business and finance category, MarketWatch.com beat the competition in a survey of MediaPost members for the quality of site content and "the extent to which it was an innovator and leader in the evolution of online advertising and the medium in general."



"Our content is recognized as first-class; our demographic recognized as one of the best."
– Scot McLernon, Executive Vice President, Advertising Sales and Marketing

At-Work Network delivers the best online readers

Talk about a captive audience.

One benefit the Internet has over both television and print publications is its ability to connect with a previously difficult-to-reach audience – people at work. In 2002, MarketWatch.com capitalized on this trend through increased traffic to its news site and the ability to help advertisers reach a valuable target group.

MarketWatch.com's sites, CBS.MarketWatch.com and BigCharts.com, attracted almost 3 million unique users at work in the United States in December, making up 60 percent of their audience, according to Nielsen//Net Ratings.

At-work users spent an average of more than 43 minutes on the site that month.

A media consumption study last year from the Online Publishers Association conducted with Millward Brown IntelliQuest showed that during the weekday, the Internet audience exceeds those of radio, newspapers, television and print.

In June, MarketWatch.com took advantage of that phenomenon by teaming up with four of the nation's other best-known online publishers to form a sales consortium aimed at providing advertisers with the most effective access to the valuable audience of Internet users who are using the Web from work.

The others in the At-Work Brand Network are CNET Networks, NYTimes.com, USATODAY.com and weather.com. Interactive agencies Avenue A and White Horse positioned their client, AT&T Wireless, as the network's launch customer.

"We're doing something that is unique to the online advertising space that you would not see in traditional media," said MarketWatch.com executive vice president of advertising sales and marketing Scot McLernon. "It is the perfect environment for clients to work creatively with five sites at once to reach the most sophisticated readers using the Web during the workday."

The network provided advertisers with the efficiency of a one-order, one-report system, compared with dealing with five separate publishers. The agency or client submits creative advertising units to one party for distribution across the entire network.

According to Media Metrix, the five sites in the At-Work Brand Network represent more than 43 percent of the total at-work online audience.

Readers speak out on the meaning of MarketWatch.com

With millions of readers, the Web sites of MarketWatch.com are many things to many people.

And many of those people send in their comments about it. "The reader feedback is incredible," said Editor-in-Chief David Callaway. "We hear from hundreds of readers a week, and the input is tremendously valuable."

Here's a sampling of recent comments from readers explaining why they rely on MarketWatch.com:

* * *

I've used your site for about six months, and it is nothing short of fantastic. It's the only financial news and information site I go to. I visit 10 to 15 times a day. I use the charting feature usually five times a day, and read at least 10 articles and commentaries a day. I'm so happy with the site I bought a few shares. – D.J.

* * *

A great comprehensive site ... for historical stock quotes and after-hours trading information. I am so pleased and grateful for access to such a great research source. MarketWatch.com is now my home page. Keep up the good work. – S.S.

* * *

Your site is well done and very useful. I have explored a number of financial sites but have always returned to MarketWatch.com. – J.W.

* * *

I've looked at many, many financial sites and portfolio managers. Thank you for your efforts in creating the best on the Web. – B.J.

* * *

Seldom do we take time to say thank you for providing a Web site that ensures quick and accurate information that we may use to make decisions that affect our personal wealth. I praise your service at every opportunity. – C.M.

* * *

MarketWatch.com does an outstanding job in providing a wide range of information. It truly is a one-stop information source. Keep up the great job. – D.B.



Executive Vice President and General Manager Bill Bishop has been with MarketWatch.com since Day 1. He oversees the company's destination Web sites, CBS.MarketWatch.com and BigCharts.com, and the company's relationships with partners.

Your site is absolutely superior in providing up-to-the-minute information. Your "Latest News" section is essential. I am so impressed, for example, that you reported on the earthquake in Mexico before it was even reported on CNN. I always start with your site when catching up on world events. – K.R.

* * *

By far the best site on the Net. No, I don't have a big portfolio or tens of thousands to put into the market. But I greatly enjoy following stocks, and I have been following the markets since 1962. Your site makes me feel like a professional. – P.S.

* * *

Your Web site is absolutely the best source I have ever seen on the Web. I used to subscribe to a $29.95-a-month stock screener and quoting service, but I would always find myself back at the MarketWatch.com site looking up the same info. MarketWatch.com has all of the information and data anyone could possibly need and more to research a company. In addition, the charts, when customized, are my most powerful tool anywhere. – E.C.


CBS.MarketWatch.com page views
In billions
3.5 bln
3.0
2.5
2.0
1.5
1.0
0.5
0
1.5
2.7
2.8
3.2
1999
2000
2001
2002
Source: digiMine/DoubleClick

New focus, traditional quality

Newsrooms help investors decipher market's new realities

Millions of investors spent 2002 asking questions. MarketWatch.com spent the year answering them.

With real-time news and data, audio and video interviews, and award-winning special reports that addressed everything from Enron to the struggling economy, the company's CBS.MarketWatch.com and BigCharts.com Web sites drove more than 3.2 billion page views in 2002.

The news division made strides in two important areas, features and breaking news. It created an editorial calendar of special reports, designed to identify investment trends for readers and provide attractive sponsoring opportunities for advertisers. It also refocused on its real-time headlines and Market Pulse news items as the company's licensing department began to find opportunities to sell its news into the institutional marketplace.

With 80 journalists in nine bureaus around the world, MarketWatch.com adjusted to the new realities and provided the coverage investors needed to decipher the corporate scandals and make intelligent decisions on what to do with their money.

In the New York newsroom, on the top floor of the CBS News complex on West 57th Street, a new team assigned to cover Wall Street and the investment bankers focused on the scandals and the solutions. As investors shifted their focus from "how to make gobs of money" to "how to keep what I've got and make a little more," the MarketWatch.com personal finance team expanded its coverage dramatically.

With all the changes, one thing remained constant: MarketWatch.com's dedication to delivering quick, accurate news along with the context investors need to make sense out of it. Here's how the news department handled two of the year's biggest stories:



Washington Bureau Chief Rex Nutting keeps an eye on the White House.

WorldCom's mess: A $4 billion con

When it became clear that WorldCom had committed a staggering $4 billion worth of accounting fraud, the MarketWatch.com real-time news team responded immediately.

The news broke late on a Tuesday evening, but that didn't stop the day-shift journalists from returning to the office and working from home to help the night shift cover the story.

It started with a series of real-time headlines in the first few minutes as the story broke, followed quickly by a one-paragraph Market Pulse item and many more one-line headlines. An instant e-mail message to hundreds of thousands of MarketWatch.com readers alerted them to the news and led them to the coverage on the Web site.

Within hours, the MarketWatch.com team had written five stories. Within 24 hours, there were a dozen.

MarketWatch.com's lead telecom reporter, Jeffry Bartash, immediately pounded out a main story explaining what had happened and what was being done about it. He quickly followed with two more stories: a breakdown of the winners and losers in the case and an analysis of the failure of WorldCom CEO Scott Sullivan. The MarketWatch.com Washington Bureau reported on the political fallout in the nation's capital.

To help readers understand the impact of this crisis, on the heels of Enron and other frauds, technology reporter Mike Tarsala weighed in with a quick column on whether there was anyone left to trust. MarketWatch.com reporters in the London and Tokyo bureaus covered overnight reaction there and what it meant for U.S. markets.

And the personal finance team answered the question on the minds of consumers: What happens to my MCI phone service?

The WorldCom mess also let MarketWatch.com shine in one of its strongest areas: presentation. Driven by journalists with extensive design experience, the CBS.MarketWatch.com pages feel like they're really reporting news. If it's a big story, it has a big headline — just as in newspapers.

CBS MarketWatch

WorldCon

$3.8 billion accounting fraud

Barrage in the garage: H-P's family squabble

In January 2002, Hewlett-Packard's plan to acquire Compaq was shaping up as much more than just another messy takeover. It looked more like a presidential race or TV miniseries. There were fights among powerful families, millions of dollars at stake, and thousands of investors and employees whose lives would be profoundly affected.

While other news organizations treated it as just another boring corporate transaction, MarketWatch.com's senior technology reporter, Mike Tarsala, dug into the story full-time for three months.

He covered it like the election campaign it turned out to be.

Tarsala followed every move in the fight, with the daily "he-said-she-said" between Walter Hewlett and Carly Fiorina, hints about how large blocks of shares would be voted and constant accusations on both sides. He profiled the players, took deep looks at the issues, and did everything from one-paragraph breaking updates to full-length weekend features.

On the day of the H-P shareholder vote, Tarsala called the newsroom breathless. The event had been delayed, supposedly because shareholders were having trouble finding parking. He sprinted to the parking lot and found plenty of spaces. He followed his hunch, and he was right: H-P was working at the last minute to win over key voters who remained on the fence. These last-minute maneuvers ended up being the subject of the lawsuits filed afterward to overturn the vote.

Tarsala's reporting brought this battle to readers in real time, as it happened, with daily stories, polls, a running vote tally, graphics and e-mailed alerts when news broke. And it was noticed: In addition to positive response from readers, CBS.MarketWatch.com logged thousands of extra visits from computers inside the hp.com and compaq.com corporate networks as the story unfolded.

Again, CBS.MarketWatch.com's newspaper-like presentation brought the story to readers in a unique way. A special Barrage in the Garage Web page tracked every move and even included a scorecard showing how many of the key shareholders would vote.

BARRAGE IN THE GARAGE

H-P tactics ripped

Hewlett: Deutsche Bank was improperly lobbied

Slow going on merger

THE VOTE

FOR

AGAINST


HOUR PHOTO
CBS
LATE SHOW
David Letterman
RANCHO

A multiple-media Broadway hit

Marshall Loeb, MarketWatch.com's senior personal finance columnist, says he's thrilled to have "finally made it to Broadway after all these years." Loeb and part of the company's sales team work out of the old Ed Sullivan theater building, home to David Letterman's show. Loeb writes several columns a week for the CBS.MarketWatch.com Web site and records regular radio segments (*below*) for CBS stations nationwide.



Recognition: Journalists honored with awards



Trish Regan

Trish Regan was named the 2002 Outstanding Young Broadcaster in Northern California by the Society of Professional Journalists.

Her winning portfolio included work done for the national "CBS MarketWatch Weekend" television show and packages created for KPIX Channel 5, the CBS television station in San Francisco.

Regan appears weekdays on the morning and evening news broadcasts on KPIX.



Jenny Spitz

Jenny Spitz won a 2002 Financial Writers and Editors award for a profile she wrote on Hershey Foods. It was named the best spot news story on a topic affecting investors in the contest sponsored by Northwestern University's Medill School of Journalism and Strong Financial Corp.

In addition to writing, Spitz produces the real-time headlines that appear on company's Web sites and in news feeds delivered to licensing customers.

CAPITALISM'S CROSSROADS

THE ECONOMY

Time for a new New Deal?

Mainstream political and economic opinion seems content to tinker with the system. But outside the mainstream, some see a need to shake things up.

Audio: Newt Gingrich says what we see now is "classic capitalism."

Economist James K. Galbraith

Alan Blinder on productivity

Economist Milton Friedman

AIRLINES

Flight path There's a broad range of solutions out there for troubled airlines. But what will fly?

Southwest CEO Gary Kelly

CBS MarketWatch/CBS News National Investor Poll

Worst yet to come

A year after the terrorist attacks, investors still see no sign of a market bottom.

Pollster: How investors reacted

No 57% · Yes 39% · Undecided: 4%

Safe at home

Burned by stocks, Americans shift their bets to real estate. But is that such a good idea?

Kellner: Trust remains elusive

Bush: Ratings tied to economy

TELECOM SECTOR

Calling for a long-term fix Telecom industry, once shielded from competition, is now awash in it, with too many companies after too few customers.

MarketWatch.com News Staff

More than 30 MarketWatch.com journalists contributed to Capitalism's Crossroads, a package studying the plight and future of the U.S. economy that appeared in September 2002, a year after the terrorist attacks.

The Society of American Business Editors and Writers named it one of the best business news packages of 2002.

"It's a tribute," said MarketWatch.com Editor-in-Chief David Callaway, "to what we can do when our whole team pitches in."



Victoria Fung

Victoria Fung won the American Society of Plastic Surgeons 2002 Circle of Excellence Media Award, in the national television category, for her report on the pressures of looking youthful in the workplace.

The piece for "CBS MarketWatch Weekend" profiled older workers who have undergone plastic surgery to better compete for jobs.

Fung reports for television and edits stories for the CBS.MarketWatch.com site.



August Cole

August Cole was selected as one of the top 30 financial journalists under 30 years old by NewsBios/TJFR Group, a public relations organization.

Joining him at the 2002 awards dinner in New York were MarketWatch.com technology reporter Mike Tarsala and Editor-in-Chief David Callaway, both past winners of the award.

Cole is a markets reporter, news editor and columnist in the MarketWatch.com Chicago news bureau.

Television network extends its reach

Advertiser demand grows for new season



MarketWatch.com's television business became more popular with advertisers and viewers in 2002, helping the company extend its brand and bring in higher ad rates on its flagship weekly show.

Sponsors eagerly concluded deals more than a year in advance for the "CBS MarketWatch Weekend" TV show during the "upfront" TV selling season in May and June. King World, the programming syndicator, reported later that summer that 75 percent of ad time was sold, and in each case at higher rates than in the previous year. MarketWatch.com and King World share these TV advertising revenues. Major sponsors included General Motors, UPS and Pfizer.

"We got more into business-to-business marketing this year," said Bob Leverone, MarketWatch.com's vice president for television. Leverone said his team produced custom features for the show that were sponsored by clients such as UPS and Monster.com.

Station acceptance of the program widened, as the list of broadcasters airing the program grew to 143, covering 85.7 percent of the country and reaching on average 1 million viewers a week. The program is also seen in markets such as Taiwan and Hong Kong through its distribution by CBS Broadcast International.

"We made some smart moves this year in covering both the markets and bringing a new perspective to business news," Leverone said. Viewers saw both bulls and bears, including Standard & Poor's Sam Stovall and pessimist Robert Prechter. "But we also continued to find new ways to highlight how business meets popular culture," said Leverone. He cited stories about online travel companies changing the way we vacation, an interview with Merv Griffin about his new ventures, and Sandra Bullock's thoughts on what it takes to have a hit in Hollywood these days.

Daily news coverage for major-market affiliates drew much more interest and helped extend branding for MarketWatch.com in some of the top markets in the country. Stations in Los Angeles, San Diego and Philadelphia relied on MarketWatch.com for daily video updates on business. San Francisco-based Trish Regan appeared daily on that city's KPIX Channel 5, and Susan McGinnis and Alexis Christoforous shared Monday-through-Friday appearances on New York's WCBS Channel 2. McGinnis also handled TV reporting duties for CBS News.

"Success in TV has helped us expand our multimedia reporting on the Web site," Leverone added. "Our 'print' reporters have become increasingly involved in interviews with CEOs, analysts and business personalities, which gives us more opportunity to add video programming to our Web site," Leverone said.

The increased original production became more attractive to broadcasting and multimedia partners during the year. MarketWatch.com TV coverage was delivered to 225 TV stations nationwide via the CBS TV Newspath syndication service and to two Internet Webcasters, Yahoo FinanceVision and WebFN. "We are producing original content, to the highest network quality and standards," Leverone said. "As we continue to build awareness, and get smarter and more efficient, the TV unit is becoming a strong multimedia producer in a marketplace which is beginning to recognize the value of audio and video content on and off the Internet."



With a little help from the latest broadcast technology, the plain background behind news anchor Susan McGinnis becomes a futuristic virtual set. McGinnnis reports from the CBS News Production Center in New York.

Radio network reaches 17.1 million people a week



Larry Kofsky reports from MarketWatch.com's desk at the New York Stock Exchange every 15 minutes.

Even as the stock-market indexes were slumping in 2002, the MarketWatch.com Radio Network grew. By the end of the year, 228 radio stations, including broadcasters in each of the top 50 markets, were taking the MarketWatch.com business updates that air twice an hour, 24 hours a day.

The network delivered 17.1 million unique listeners a week to advertisers, according to the Spring 2002 Arbitron national radio audience survey, and a 0.5 national rating, up 25 percent from 2001.

MarketWatch.com's 228 stations compare with the "more than 190" radio stations claimed by The Wall Street Journal radio network, the closest competitor. Westwood One, Inc., the distributor that delivers MarketWatch.com Radio Network programming, shares the advertising revenue with the company. Westwood is managed by Infinity Broadcasting Corp., a unit of Viacom, Inc.

"Every one of those stations' program directors will tell you they are unique," said Frank Barnako, vice president for radio. "Yet we're doing reports for hundreds of outlets. Our 'sound' has to be consistent with every one of those broadcasters. The key is our people." With a staff of eight, the network's anchors deliver more than 160 newscasts a day, with up to 70 percent of them custom-produced for major outlets including WBZ in Boston, KFWB in Los Angeles, KCBS in San Francisco and WBBM in Chicago.

Mark Mason, executive editor and program director at 1010 WINS in New York, credits the network's ability to break local business news for helping his all-news outlet achieve record audience levels. "The money element has become an essential part of our station," said Mason. "MarketWatch.com's customer-centric attitude pervades everything they do. They get our sound. They get our mission. And they've got our business because they earned it."

The network is also an integral part of the CBS.MarketWatch.com Web site. Anchors ferret out newsmakers, market watchers and company executives for interviews and analysis. Reporters often use these interviews as sources for quotes and new angles and incorporate the audio segments in their Web-published stories.

"It's radio's way of adding what you might think of as a photograph to a newspaper story," explained Joe Mathieu, managing editor of the radio network. "A radio interview or excerpt from a company conference call can go three or four minutes, giving more substance and depth to a story."

In addition to market reports, executive interviews and conference-call segments, the network offers columnists such as Mark Hulbert, who provides reports generated from research for MarketWatch.com's Hulbert Financial Digest.

Other Web columnists heard on the network include Thom Calandra, David Callaway, August Cole and Ray Martin. The radio division also provides news and feature reports to affiliates for weekend use. The CBS Radio Network relies on anchors Ann Cates for daily consumer reports and Ron Amadon for weekend reports.

First steps onto Wall Street

Popular retail offerings evolve to serve new institutional customers

Wall Street's woes were MarketWatch.com's opportunity in 2002 as its licensing division not only sustained revenue levels for the charts and data it sells but took its first significant steps toward selling the company's news directly into the institutional market.

With the financial-services industry drastically cutting back on both people and information systems to reduce costs in the bear market, licensing struck deals with LexisNexis, Thomson/ILX, Factset and Track Data to provide MarketWatch.com news to institutional investors as a solid addition – and potential alternative – to the research platforms provided by more expensive competitors such as Reuters, Dow Jones and Bloomberg.

"In just a few years, we've rapidly become a leader for financial news delivered over the Internet to a retail-investing audience," said MarketWatch.com President and Chief Operating Officer Kathy Yates. "But we've learned that institutions depend on our news products as well."

Executive Vice President, Licensing, Scott Kinney said MarketWatch.com is making its editorial content more readily available to institutions by working with the major platform providers.

"Our news is a real-time product that is appealing to this audience," Kinney said.

Licensing revenue in 2002 was $24.6 million, down slightly from 2001, as new products sold to existing customers and the addition of several major media clients helped offset the loss of business that resulted from cutbacks in the financial-services industry, Kinney said.

The licensing division expanded the company's reach and furthered brand recognition through new partnerships with such media industry leaders as USATODAY, Knight Ridder and Tribune Company.

"An important part of our growth in new markets will be the delivery of innovative products for both individual and institutional investors," Kinney said.

"We've been making continual improvements in our charting, portfolio-tracking, stock-screening and other financial-research tools."

Among the new products debuting during 2002 were:

Alerts: A service that delivers real-time notification via e-mail or personal digital assistant on breaking news, company-specific news, and company-specific stock price and/or volume movements.


CBS
MarketWatch.com

President and Chief Operating Officer Kathy Yates joined MarketWatch.com in late 2001, just in time to lead MarketWatch.com through its most challenging and successful year ever.



Jaya Perez *(left)*, Connie Hammond *(center)* and Lee Arvidson are part of the licensing sales team based in Minneapolis.

Yield curve: A depiction of the current, intraday yield curve, using 30-day to 30-year bond market rates.

Calendar product: An interactive company and economic calendar, where the user can search by day, by company or by topic to find information on earnings releases, IPOs, dividends and splits, and releases of economic reports.

"We continue to innovate and solidly lead the industry in the areas of client service and technical support," Kinney said.



Scott Kinney, Executive Vice President, Licensing, *(right)* says clients are increasingly interested in the company's news stories

"This is a major differentiating feature for us," he said. "Our licensing credo is 'We will do whatever it takes to deliver world-class products and services to our clients.' "

Ultimately, 2002 will go down in history as the year MarketWatch.com laid the foundation for taking its strength in financial news for retail investors to the institutional market.

"Large brokers invest millions of dollars in financial markets news, so there's a huge market for us out there," said Jim Bernard, vice president of licensing sales.

"We're becoming a new presence in that marketplace."

Subscribing to revenue

Hulbert acquisition opens new revenue stream

After five years of anchoring its business to advertising and licensing sales, MarketWatch.com branched out in 2002 by breaking into the subscriptions business.

In April, the company acquired Hulbert Financial Digest, a 20-year-old, highly regarded monthly newsletter that tracks the recommendations and performances of financial newsletter writers in the newsletters industry.

The acquisition provided an entrance into the world of paid content and laid the groundwork for MarketWatch.com to expand further into newsletter sales while creating a new revenue stream for the company to go with its ad sales and licensing sales operations.

"The timing couldn't have been better," said David Callaway, editor-in-chief of CBS.MarketWatch.com, the company's flagship Web site. "Just as the investing public's distaste for Wall Street's traditional sell-side research reached its peak, we uncovered a window into an entire new world of research that many investors on the Internet had never seen before."


The Hulbert Financial Digest

Mark Hulbert and his team track newsletters daily and measure the performance of the newsletter editors' portfolios. The Hulbert Financial Digest database includes more than 20 years' worth of newsletter performance data.

Founder Mark Hulbert, a noted tracker of financial newsletters for more than 20 years, augmented CBS.MarketWatch.com's editorial report with his expert analysis of newsletter performance, along with a valuable array of newsletter profiles that are sold on MarketWatch.com's Web site.

Shortly after the acquisition, MarketWatch.com launched its first e-commerce component. It offers the Hulbert Financial Digest Monthly Newsletter, available for $59 a year, along with the newsletter profiles, sentiment indexes and other products.

"The Hulbert project laid the groundwork for an e-commerce engine that we'll use to sell everything from the newsletter product to other types of research," said Chief Technology Officer Jamie Thingelstad.

The Hulbert Financial Digest monthly newsletter offers rankings and profiles of more than 160 investment newsletters and the 500 portfolios they recommend. As a leading objective rating service on investment newsletter performance, the HFD is an essential resource investors can use to maximize their portfolios' profits.

Hulbert and noted journalist and long-time Hulbert Financial Digest contributor Peter Brimelow file five-day-a-week commentaries exclusively for the CBS.MarketWatch.com site about market trends, personalities and other analysis based on their coverage of the lively world of financial newsletters.



Calandra launches paid-subscription newsletter with investment advice

Thom Calandra (*left*), founding editor of MarketWatch.com and author of the StockWatch column for more than six years, is leading the company into yet another business as he launches The Calandra Report. The investing newsletter costs $159 a year and appears at least five times a month.



A service of ©CBS MarketWatch

The Calandra Report

March 6, 2003 · Newsletter no. 1

"We expect crude oil prices to correct down to $23 a barrel as the war risk dissipates." —U.S. supply-side economist

"A Primary Bear Market consists of three phases: abandonment of exaggerated hopes ... poor earnings reports ... (and) its final depths, as economic deprivation forces many to sell against their

The round-up

This is the first edition of The Calandra Report. The new service, sent to paying subscribers once a week, rounds up the strategies, facts and thoughts of the global strategists, market timers, researchers and company executives I've come to count on in my 20 years of financial reporting.

The report also presents what I see as strategic opportunities for investors. For the first several issues, those opportunities will take the shape of a Watch List, which appears below. Over time, that list will develop into a Recommended List, with selective actions.

My premise is that investors, to be successful, must remove the filters that the financial press, executives and above all, Wall Street, place on markets. Setting The Calandra Report apart from the newsletter pack will be careful *investment guidance for those looking to boost their portfolio income and to* help preserve what they already have. As such, the report blends current events with actionable ideas, based on interviews, analysis, market-moving advice and strategic financial planning.

Here is the round-up of thoughts and ideas I find relevant to today's markets. My security-specific thoughts follow at the bottom.

- "We expect crude oil prices to correct down to $23 a barrel as the war risk dissipates," says Michael T. Darda at Polyconomics Inc. The in-house economist at the supply-side think tank has a proven hand at tracking the relationships among major commodities, then telling us what those relationships mean. Darda says "market-based signals suggest crude prices will correct downward sharply in the near future." Those signals include the oil/gold ratio, the backwardation in crude oil futures and a recent surge in the rig count. "With gold near $350 an ounce, the price of crude oil is over 50 percent above its long-term 15:1 ratio with gold. In addition, December 2003 crude futures suggest that traders expect crude oil prices to fall by more than 22 percent by the end of the year," he says. Darda figures a 40 percent to 50 percent drop in crude oil prices goes hand in hand with a 40 percent or greater rise in the S&P 500 Transportation index. Polyconomics' so-called Supply-Side Portfolio is long a number of hard-hit companies that would benefit from lower fuel prices: Yellow Corp (YELL), CSX Corp (CSX), America West (AWA) and Continental Airlines (CAL).
- Prowling for cheap gold exploration stocks, I found myself on the conference call of tiny Mexico miner Queenstake Resources (CA:QRL). Queenstake will buy a Nevada mine, Jerritt Canyon, from the much larger

Financial highlights

Year Ended December 31 (IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Consolidated Income Statement Data			
Net revenues:			
Online advertising	$16,036	$17,988	$34,952
Licensing	24,631	24,775	15,809
Other	3,857	3,093	3,146
Total net revenues	44,524	45,856	53,907
Cost of net revenues	16,339	18,623	21,012
Gross profit	28,185	27,233	32,895
Operating expenses:			
Product development	6,954	8,308	8,725
General and administrative	11,315	12,600	14,211
Sales and marketing	20,279	29,975	47,130
Amortization of goodwill and intangibles	-	51,542	51,382
Restructuring costs	-	1,409	-
Total operating expenses	38,548	103,834	121,448
Loss from operations	(10,363)	(76,601)	(88,553)
Interest income	710	1,554	2,285
Loss in joint venture	-	(1,476)	(4,995)
Net loss	$(9,653)	$(76,523)	$(91,263)
Share and Per Share Data			
Basic and diluted net loss per share	$(0.57)	$(4.60)	$(5.83)
Shares used in the calculation of basic and diluted net loss per share	16,959	16,648	15,659
Consolidated Balance Sheet Data			
Cash and cash equivalents	$43,328	$37,637	$45,356
Goodwill, net	$22,429	$21,179	$72,010
Total assets	$78,645	$77,513	$144,240
Total liabilities	$8,348	$8,462	$10,823
Stockholders' equity	$70,297	$69,051	$133,417

Financial Information: The consolidated financial information included in this Annual Report has been derived from audited consolidated financial statements for 2002, 2001 and 2000. The selected consolidated financial data set forth above is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the company's audited consolidated financial statements for the year ended December 31, 2002. The section on "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the company's audited consolidated financial statements are included in its Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Stockholders of record will receive a copy of the Form 10-K along with the Proxy Statement prepared in connection with the 2003 Annual Meeting.

Live from Nasdaq

Alexis Christoforous reports every afternoon from the Nasdaq MarketSite studio on Times Square. She does scheduled market updates and special custom reports for more than 100 CBS television stations.

Two Mikes at the mikes

Below, news anchor Mike Pulsipher (*left*) interviews MarketWatch.com's Mike Tarsala live on KCBS-AM radio in San Francisco. MarketWatch.com reporters join KCBS anchors live every day to offer an in-depth look at one of the day's top business stories.





Covering the capital

News editor Maggie McNeil helps oversee coverage from the Washington Bureau in the National Press Building.

MarketWatch.com 2002 Annual Report

Writing and editing by Frank Barnako, David Callaway, Neil Chase, Alexander Davis, Jomo Moir, Chris Pummer, Tim Rostan and Anne Stanley.

Photography by Erin Beach and Samanda Dorger.

Cover illustration by Michelle White.